Room 4561

December 14, 2007

Mr. Robert E. Beauchamp
President, Chief Executive Officer and Director
BMC Software, Inc.
2101 CityWest Boulevard
Houston, Texas 77042-2827

      RE: **BMC Software, Inc.**
              Form 10-K for Fiscal Year Ended March 31, 2007
              File No. 001-16393

Dear Mr. Beauchamp:

      We have reviewed your response letter dated December 7, 2007 in addition to the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2007

Consolidated Statements of Operations, page 48

1.   We note your response to prior comment 2 with regards to your revenue allocation methodology for arrangements that include software products for which maintenance pricing is based on both discounted and undiscounted license list prices. Please provide an example of this allocation methodology for the Staff's clarification.

2.   Assuming that your methodologies for allocating revenues and cost of revenues are considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, you should revise your footnote disclosures to inform

investors of your presentation methodologies relating to these bundled arrangements where there is a lack of VSOE of fair value among the elements. In addition, please ensure that your MD&A disclosures include a discussion of your allocations and the reasons for such allocations.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 53

3.   Please refer to prior comment 3. It appears that for arrangements that do not contain stated renewal rates the Company determines the fair value of maintenance and support services in accordance with paragraph 10 of SOP 97-2 and TPA 5100.55. Clarify for us whether the renewal percentage is influenced by product type, purchase volume or maintenance term. In addition, as previously requested, tell us how you determine VSOE of fair value if the renewal percentage charged varies from customer to customer.   In this regard, tell us how the Company determines the renewal percentages to be sufficiently clustered within an acceptable range and tell us how you have concluded that you have VSOE for each customer class.

General

4.   As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief